PRESS RELEASE: Amerigo Energy, Inc.

AMERIGO ACQUIRES QUEST SOLUTION, INC.

HENDERSON, Nev. January 10, 2014 (GLOBE NEWSWIRE) -- via PRWEB -- Amerigo Energy, Inc. "The Company" (OTCBB: AGOE), is pleased to announce the purchase of Quest Solution, Inc. "Quest" which is a leading provider in the technology, software, and mobile data collection systems business. www.QuestSolution.com

Kurt Thomet, Founder and President of Quest Solution, Inc. commented on the acquisition, "We are excited for this next step in the future of the company and equally excited to be a part of Amerigo."

George Zicman, Co-Owner and Vice President of Sales added "Structurally there will be no changes to our Company and our more than 1,500 customers will still receive the exceptional service they have received since 1994."

Quest achieved unaudited revenue of approximately $34 million for calendar year 2013, as of December 31, 2013, with approximately unaudited $8 million in assets ($7.5 million of which are current assets). Quest has engaged Amerigo's PCAOB auditor to complete the financial statement audits for the years ended December 31, 2013 and 2012.

"The acquisition of Quest Solution furthers our strategy to acquire existing revenue producing and cash flow positive companies." Griffith continued, "The executive team at Quest is top notch and I'm excited about the future for the Company."

The Company will be filing additional information, along with the purchase documents in a Form 8-K with the Securities and Exchange Commission for all shareholders within the coming days. The Company also noted there were no shares issued for this acquisition.

ABOUT AMERIGO ENERGY, INC.

Amerigo has historically derived our revenues from various sources. Our strategy has developed into leveraging management's relationships in the business world for investments for the Company. The Company intends on continuing with its acquisition and holding strategy of existing companies with revenues and positive cash flow.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995 Statements in this press release relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Forward- looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors inherent in doing business. Forward-looking statements may be identified by terms such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "forecasts," "potential," or "continue," or similar terms or the negative of these terms. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The company has no obligation to update these forward-looking statements.

For more information please contact:

Jason Griffith
702-399-9777